Exhibit 99.1

NEWS RELEASE & Q3 INTERIM REPORT FOR IMMEDIATE RELEASE	05-020 Date: November 3, 2005 Contact: Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Agrium Reports Strong Results	Christine Gillespie
from Retail and Wholesale	Investor Relations Manager
Operations	Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the third quarter of 2005 were $72-million ($0.54 diluted earnings per share), beating the previous third quarter record set last year at $58-million ($0.43 diluted earnings per share) excluding non-recurring Kenai-related benefits from 2004. Net earnings for the third quarter of 2004 including the non-recurring income were $83-million ($0.60 diluted earnings per share).
Net earnings for the first nine months of the year were a record $229-million ($1.71 diluted earnings per share), a more than 35 percent improvement over 2004 net earnings of $168-million ($1.20 diluted earnings per share) for the same period. Cash provided by operating activities for the first nine months of 2005 was a record $442-million, fueled by our strong performance in both our Wholesale and Retail businesses.
The nine-month Retail results surpassed the record-setting pace established in 2004. For the quarter, chemical revenues were up 21 percent over the prior year. This increase was due to insect pressure throughout our markets.
Wholesale continued its strong performance in the third quarter, with EBITDA increasing by 26 percent over the prior year excluding the non-recurring income in 2004. Year-over-year per tonne margins increased by over 60 percent for potash, almost 30 percent for nitrogen and were unchanged for phosphate.
“We generated almost as much cashflow in the first nine months of this year as we did in the entire year of 2004, which was an excellent year. We have been active in our share buyback program and continue to pursue growth opportunities,” said Mike Wilson, Agrium President and CEO.

“We believe North American farmers will continue to apply nutrients and use other crop inputs near historical average levels in the 2005/06 fertilizer year. However with the current environment, growers may defer purchases until closer to the spring planting season. Fall nutrient demand is still likely to be better than last year when weather was a major factor”, added Mr. Wilson. “We anticipate that our year-end results will come in near the low end of our previous guidance range at around $2.20 per share.”
KEY DEVELOPMENTS
Potash prices, sales volumes, and margins all increased relative to the third quarter last year, with the latest North American price increase taking effect in September. Higher phosphate prices and sales volumes were offset by higher production costs, as a result of higher ammonia costs and planned facility turnarounds. Domestic nitrogen prices dipped initially during the seasonally slow third quarter, but have since more than recovered, in part reflecting recent production curtailments in the Gulf Coast region as a result of high gas prices.
•	Our overall gas price for the third quarter increased by only $0.53/MMBtu over the second quarter of 2005 ($4.91/MMBtu versus $4.38/MMBtu) as our lower cost gas contracts and qualifying hedges offset the significant run-up in NYMEX gas prices. As at September 30th, the net unrealized loss on our non-qualifying derivatives contracts was $15-million, primarily due to the AECO basis widening above the terms within our outstanding AECO basis derivative contracts. Agrium’s business benefits from the widening of the basis, which averaged $1.50/MMBtu in the third quarter.

•	In October, we finalized the acquisition of Imperial Oil’s Western Canadian fertilizer distribution assets.

•	We were recently named one of Canada’s Top 100 Employers. The 1,200 participating companies were evaluated in a number of key areas such as performance management; community involvement; training and skills development; employee communications; benefits; and the physical workplace.

•	Governance Metrics International (GMI) has given Agrium’s corporate governance practices their highest possible score of 10 out of 10. We were one of only 33 companies in the world to receive this rating, out of the over 3,200 global companies that were reviewed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 3, 2005
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Agrium’s third quarter consolidated net earnings were $72-million compared with $83-million for the same quarter 2004. Diluted earnings per share for the third quarter of 2005 were $0.54 compared with $0.60 for the third quarter of 2004. The third quarter 2004 earnings included income of $41-million ($25-million after-tax) in Kenai-related damages resulting from the Arbitration Panel ruling. Excluding this income, third quarter earnings in 2005 were up 24 percent or $14-million over the same period last year.
Consolidated net earnings for the nine month period ended September 30, 2005 were $229-million, an increase of $61-million over net earnings of $168-million for the same period last year. Diluted earnings per share for the nine-month period ended 2005 were $1.71, an increase of $0.51 over diluted earnings per share of $1.20 in the same period last year. Comparative information has been restated for a change in accounting policy to reclassify preferred shares as debt (refer to note two of the financial statements).
Earnings before interest and taxes (EBIT) were $129-million for the third quarter of 2005 compared to EBIT of $141-million for the same period in 2004. EBIT for the nine month period ended September 30, 2005 were $405-million, an increase of $106-million over EBIT of $299-million reported in the first nine months of 2004.
The increase in year-over-year third quarter and year-to-date earnings, excluding the income related to Kenai damages recognized in the third quarter of 2004 is primarily attributable to higher per tonne margins for, with the exception of phosphate, all Wholesale product lines. This increase reflects higher prices in continuing tight global supply/demand environments. With strong nitrogen fundamentals, higher North American natural gas prices provided additional upward pressure on nitrogen prices. Higher prices for all Wholesale product lines offset increased cost of product sold due to higher natural gas costs and the stronger Canadian dollar. Sales volumes were relatively constant for the third quarter but are up two percent for the year-to-date compared to the same periods in 2004. Further analysis of gross profit is contained below in our discussion of business segment performance.

Consolidated expenses for the third quarter of 2005 were $159-million, up $69-million over the third quarter of 2004. The increase in 2005 third quarter expenses was primarily due to the following items:
•	Natural Gas Derivative Contracts
o	In North America Wholesale, we recorded a net unrealized loss of $15-million on natural gas derivative contracts that did not qualify for hedge accounting treatment. This net loss represented $39-million of unrealized losses on natural gas basis swaps offset by $24-million of unrealized gains on natural gas consumer collars and call spreads. The losses on the natural gas basis swaps resulted from the widening of the AECO basis during the third quarter of 2005.
•	Write-off of Deferred Financing Cost
o	Expenses for South America Wholesale for the third quarter of 2005 included $9-million related to recognition of deferred financing cost on early repayment of the balance of long-term project financing debt.
•	2004 Income from Liquidated Damages
o	Expenses for North America Wholesale for the third quarter of 2004 included income of $41-million in Kenai-related damages resulting from an Arbitration Panel ruling.
Cash Provided by Operating Activities
Operating activities during the third quarter of 2005 generated $158-million of cash compared to $125-million for the same quarter of 2004. Operating activities for the nine months ended September 30, 2005 provided cash of $442-million compared to $252-million for the same period of 2004. The majority of the increased cash provided from operating activities for both periods is due to a substantial increase in gross profit in all Wholesale product lines, with the exception of phosphate.
Financial Position
Our financial position continues to be strong. At the end of the third quarter of 2005, our cash balances totaled $415-million.
We used $111-million in cash for financing activities for the third quarter of 2005, compared to $9-million in the same period 2004. The major financing uses of cash during the quarter were to:
•	Repay $76-million of long-term debt, which represented our share of Profertil’s total project financing debt. Repayment of the debt decreased Profertil’s borrowing costs and enhanced its financial flexibility by removing several restrictive covenants; and,

•	Repurchase two million common shares at a cash cost of $43-million as part of our normal course issuer bid. From the date that we commenced the share buyback in May 2005, we have repurchased four million common shares at a cash cost of $83-million.

Our use of $59-million in cash for investing activities during the third quarter of 2005 compared to $13-million during the same period 2004 reflects our increased capital expenditures on the Redwater and Conda phosphate operations gypsum stack extensions, the controlled release nitrogen (ESN 150) expansion project and the Vanscoy potash operation expansion.
Consolidated inventory increased by $7-million compared to the same quarter last year. MAP and urea inventory held in North America Wholesale declined by $24-million reflecting higher MAP demand and lower production of urea. Retail inventory has increased by $28-million due to both accelerated purchasing of product for resale and higher fertilizer prices.
Consolidated accounts receivable has increased by $67-million compared to prior year, largely due to higher sales prices for all products and unrealized gains and deferred gains related to our natural gas derivative contracts.
Current liabilities are up $95-million compared to the prior year, primarily due to increased incentive accruals, plant utility costs, unrealized losses and deferred gains related to our natural gas derivative contracts. Other liabilities increased $70-million largely due to accruals in the fourth quarter of 2004 related to the future closure of our Kenai, Alaska nitrogen facility and deferred gains related to our natural gas derivative contracts.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail third quarter 2005 EBIT reached $23-million, an increase of $6-million over the same period last year primarily due to increased chemical revenues. Wet spring conditions in the Western U.S. and high summer insect activity throughout the U.S. contributed to the increase in chemical revenues.
North America Wholesale
North America Wholesale EBIT for the third quarter of 2005 was relatively unchanged from the same period last year. Gross profit for this same time period improved $35-million over the $122-million of gross profit reported for the third quarter of 2004.
•	Nitrogen contributed $18-million toward North America Wholesale’s increased gross profit in the third quarter of 2005 including $9-million from growth in ammonia gross profit and $9-million from growth in urea gross profit.
o	Ammonia sales volumes increased substantially in all of our markets reflecting tight worldwide supply/demand balance and increased sales to the U.S. market due to shut-in U.S. producer capacity. Ammonia sales prices rose due to strong fundamentals and pressure from higher North America natural gas costs.

o	Similarly urea sales prices were up, but sales volumes decreased in all of our markets reflecting lower opening inventory balances and plant turnaround.

o	North America nitrogen margins were also impacted by increased natural gas costs, resulting in higher cost of goods sold compared to the third quarter of 2004.

Qualifying natural gas hedging gains contributed $5-million for the third quarter of 2005 to nitrogen gross profit and $12-million for the first nine months of 2005. During the third quarter of 2005, our natural gas derivative contracts were de-designated for hedge accounting treatment due to the recent lack of correlation between the AECO index and the NYMEX index. Gains in the amount of $40-million representing the fair value of natural gas derivative contracts on the date of de-designation were deferred. As at September 30, 2005, $34-million of these gains have not been recognized in cost of product. These gains will be recognized in cost of product when the originally hedged gas purchases occur. Overall, our cost of production reflects our lower cost of gas compared to U.S. nitrogen producers.
•	Potash gross profit also grew significantly with a $17-million increase over the third quarter of 2004 due to higher prices, particularly in our North American market. Potash sales volumes remained relatively consistent with the same period last year.

•	While phosphate gross profit was relatively consistent compared to the third quarter of 2004, net sales increased 16 percent, reflecting strong demand. Gross profit was negatively impacted by higher raw material costs and higher fixed costs per tonne, reflecting downtime due to extended turnaround.
South America Wholesale
South America Wholesale third quarter 2005 EBIT decreased by $2-million compared to the same period last year primarily due to a one-time write-off of $9-million of deferred financing charges. Gross profit for this same period was $44-million, an increase of $10-million over 2004 third quarter gross profit of $34-million. The increase was primarily related to both higher urea prices, consistent with tightened supply/demand balance, and increased volumes to the U.S. market, which more than offset decreases in volumes to the South American market. Demand in South America declined due to a combination of drought conditions in Argentina and Brazil and rising prices resulting in customers delaying purchases.
Other
EBIT for our ‘Other’ non-operating business segment for the third quarter of 2005 was down $15-million from the same period last year. The reduction was primarily due to increased long-term incentive plan and stock based compensation expenses, higher expenses related to investigating business development opportunities and reduced foreign exchange gains on the translation of our U.S. dollar working capital balances maintained in our Canadian dollar subsidiaries.

SELECTED QUARTERLY INFORMATION
     (Unaudited, in millions of U.S. dollars, except per share information)

	2005			2004 (a)				2003 (a)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	807	1,180	537	720	672	1,011	435	637
Gross Profit	288	375	171	254	231	283	142	204
Net earnings (loss)	72	133	24	98	83	74	11	(113)
Earnings (loss) per share
-basic	0.54	1.01	0.18	0.75	0.63	0.56	0.08	(0.90)
-diluted	0.54	0.99	0.18	0.71	0.60	0.52	0.08	(0.90)

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred shares to debt (see note two to the financial statements).
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES
The outlook for nitrogen, phosphate, and potash prices remains positive as recent production curtailments, limited new capacity additions and higher input costs support international nutrient markets. There is a risk that nutrient demand may be impacted by lower crop margins, resulting from a combination of higher input costs and lower crop prices. Growers may reduce application rates and shift some acres to lower input intensive crops such as soybeans. Although above average Canadian and U.S. crop yields and good fall moisture conditions should partially offset these factors in North American markets.
High global energy prices will continue to support global nitrogen prices, partly due to lower margins and lower operating rates in regions such as Europe and North America. Higher nitrogen prices have not fully compensated for the rise in North American gas prices, which may continue to impact domestic operating rates and margins. Nitrogen producer margins in low cost regions should remain near record levels. China is expected to reduce its urea export tax from 30 percent to 15 percent in the fourth quarter of 2005, which could increase the amount of Chinese product on the market. However, we anticipate Chinese urea exports will remain well below levels in the fourth quarter 2004.
Global phosphate prices are expected to remain firm as rising ammonia and sulphur prices impact phosphate producer costs and margin. U.S. phosphate production is expected to be reduced in the fourth quarter of 2005 as a result of hurricane related damage, announced plant closures, and additional plant turnarounds. Poor crop economics in Brazil and the continued expansion of China’s domestic phosphate industry remain a risk to global phosphate trade.
The outlook for the global potash market remains positive as limited new capacity and below average producer inventories support the market. North American potash inventories are currently above last year’s level, but remain well below the 5-year average level. Growth in potash imports from regions such as China and India should continue to offset the short-term reduction in Brazilian import demand. Overall, global potash demand growth is expected to slow in 2005/06 after consecutive years of above average growth rates.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2005 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 3rd at 1:30 p.m. MT (3:30 p.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Sales	$859	$716	$2,674	$2,235
Direct freight	52	44	150	117

Net sales	807	672	2,524	2,118
Cost of product	519	441	1,690	1,462

Gross profit	288	231	834	656

Expenses
Selling, general and administrative	91	75	256	218
Depreciation and amortization	35	40	111	117
Royalties and other taxes	12	9	34	23
Income from liquidated damages (note 9)	—	(41)	—	(41)
Other expenses	21	7	28	40

	159	90	429	357

Earnings before interest expense and income taxes	129	141	405	299
Interest on long-term debt	12	15	37	48
Other interest	—	(1)	1	1

Earnings before income taxes	117	127	367	250

Current income taxes	23	38	98	75
Future income taxes	22	6	40	7

Income taxes	45	44	138	82

Net earnings	72	83	229	168

Retained earnings — beginning of period (as reported)	512	221	398	145
Cumulative change in accounting policy (note 2)	—	(3)	(6)	(5)

Retained earnings — beginning of period (as restated)	512	218	392	140
Common share dividends declared	—	—	(7)	(7)
Common share repurchase (note 4)	(36)	—	(66)	—

Retained earnings — end of period	$548	$301	$548	$301

Earnings per share (note 7)
Basic	$0.54	$0.63	$1.73	$1.28
Diluted	$0.54	$0.60	$1.71	$1.20
See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Operating
Net earnings	$72	$83	$229	$168
Items not affecting cash
Depreciation and amortization	35	40	111	117
(Gain) Loss on disposal of assets and investments	(1)	(1)	1	(2)
Future income taxes	22	6	40	7
Foreign exchange	(3)	(1)	(5)	(4)
Other	10	3	21	9
Net change in non-cash working capital	23	(5)	45	(43)

Cash provided by operating activities	158	125	442	252

Investing
Capital expenditures	(44)	(13)	(97)	(48)
Increase in other assets	(5)	(2)	(14)	(7)
Proceeds from disposal of assets and investments	1	1	3	3
Net change in non-cash working capital	2	—	(9)	—
Other	(13)	1	(13)	2

Cash used in investing activities	(59)	(13)	(130)	(50)

Financing
Common shares and stock based compensation	21	5	47	8
Common share repurchase	(43)	—	(83)	—
Long-term debt	(76)	(7)	(96)	(98)
Bank indebtedness	(6)	—	(1)	1
Common share dividends paid	(7)	(7)	(14)	(14)
Preferred securities repayment	—	—	(175)	—

Cash used in financing activities	(111)	(9)	(322)	(103)

(Decrease) Increase in cash and cash equivalents	(12)	103	(10)	99
Cash and cash equivalents — beginning of period	427	196	425	200

Cash and cash equivalents — end of period	$415	$299	$415	$299

See accompanying notes

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	September 30,		December 31,
	2005	2004	2004
		Restated (note 2)	Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$415	$299	$425
Accounts receivable	521	454	388
Inventories	432	425	447
Prepaid expenses	63	44	56

	1,431	1,222	1,316
Property, plant and equipment	1,256	1,214	1,239
Other assets	101	78	82
Future income tax assets	29	—	24

	$2,817	$2,514	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$4	$—	$—
Accounts payable and accrued liabilities	618	510	472
Current portion of long-term debt	30	47	60

	652	557	532

Long-term debt
Recourse debt	471	499	471
Non-recourse debt	—	91	69
Preferred securities (note 2, 3)	—	175	175

	471	765	715
Other liabilities	284	214	257
Future income tax liabilities	261	148	209

	1,668	1,684	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2005 – 131 million (September 2004 – 131 million, December 2004 – 132 million) (note 4)	583	548	553
Contributed surplus	3	2	2
Retained earnings	548	301	392
Cumulative translation adjustment	15	(21)	1

	1,149	830	948

	$2,817	$2,514	$2,661

See accompanying notes

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2. CHANGE IN ACCOUNTING POLICY
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

	As at	As at
	September 30,	December 31,
	2004	2004
Balance Sheet
Other assets	$5	$5
Long term debt	175	175
Future income tax liabilities	6	8
Preferred securities	(172)	(172)
Retained earnings	(4)	(6)

	Three months	Nine months
	ended September 30,	ended September 30,
	2004	2004
Income Statement
Interest on long term debt	$3	$10
Future income tax expense	1	(4)

Earnings per share
Net earnings available for basic earnings per share	(4)	(6)
Basic earnings per share	(0.02)	—
Diluted earnings per share	—	—

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. PREFERRED SECURITIES
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.
4. SHARE CAPITAL
On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13 million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. Shares may be repurchased from time to time on the open market through to May 2, 2006 at prevailing market prices.
During the three months ended September 30, 2005, the Corporation repurchased for cancellation 1,958,100 common shares under the program, at a net cost of $43-million and an average price of $22.31. The repurchase resulted in a reduction of share capital of $7-million and the excess net cost over the average book value of the shares of $36-million has been recorded as a reduction of retained earnings. During the nine months ended September 30, 2005 a total of 4,004,500 shares have been repurchased at a net cost of $83-million and an average price per share of $20.79, resulting in a reduction of share capital of $17-million and a reduction of retained earnings of $66-million.
In the third quarter of 2005, 1,420,950 common shares were issued on the exercise of stock options resulting in an increase in share capital of $19-million. During the nine months ended September 30, 2005, 3,461,257 common shares were issued on the exercise of stock options resulting in an increase in share capital of $47-million.
5. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Defined benefit pension plans	$2	$2	$6	$6
Post-retirement benefit plans	1	1	4	4
Defined contribution pension plans	2	1	9	8

Total expense	$5	$4	$19	$18

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. STOCK-BASED COMPENSATION
The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	September 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$72	$71	$83	$82
Earnings per share
Basic	$0.54	$0.54	$0.63	$0.62
Diluted	$0.54	$0.53	$0.60	$0.60

	Nine months ended
	September 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$229	$228	$168	$165
Earnings per share
Basic	$1.73	$1.72	$1.28	$1.26
Diluted	$1.71	$1.70	$1.20	$1.18

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7. EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Numerator:
Net earnings and numerator for basic earnings per share	$72	$83	$229	$168

Preferred securities charges (net of tax)	—	4	—	6

Numerator for diluted earnings per share	$72	$87	$229	$174

Denominator – weighted average common shares outstanding:
For basic earnings per share	132	131	132	131

Dilutive instruments:
Stock options (a)	2	1	2	1
Preferred securities:
$175-million, eight percent (note 3)(a)	—	12	—	12

For diluted earnings per share	134	144	134	144

Basic earnings per share	$0.54	$0.63	$1.73	$1.28
Diluted earnings per share	$0.54	$0.60	$1.71	$1.20

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 131 million common shares outstanding at September 30, 2005 (2004 – 131 million). As at September 30, 2005, the Corporation has outstanding approximately six million (2004 – nine million) options and options with tandem stock appreciation rights to acquire common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
8. FINANCIAL INSTRUMENTS
De-designated Financial Instruments
At September 30, 2005, the Corporation’s previously qualifying natural gas derivative contracts were determined to no longer qualify for hedge accounting effective July 1, 2005 due to reduced correlation between AECO based natural gas purchase contracts and NYMEX based derivative contracts. Accordingly, these derivative contracts have been recorded on the balance sheet at fair value effective July 1, 2005 with subsequent changes in fair value recognized through other expenses.
The fair value of these derivative contracts at July 1, 2005, an unrealized gain of $40-million, was deferred and will be recognized as cost of product purchased in the same periods during which the originally hedged gas purchases occur between 2006 and 2009. During the third quarter of 2005, $5-million and $1-million of the deferred gain were recognized as cost of product sold and inventory, respectively. At September 30, 2005, the current and long-term portions of the remaining deferred gain of $17-million and $17-million were included in accounts payable and accrued liabilities and other liabilities, respectively. The change in fair value of these non-qualifying derivative contracts subsequent to July 1, 2005, a gain of $24-million, was recognized as a reduction to other expenses.
Other Financial Instruments
At September 30, 2005, the Corporation had 13-million MMBtu notional amount of natural gas AECO basis swap contracts maturing in 2005 and 26-million MMBtu maturing in 2006-2007 that did not qualify for hedge accounting treatment. During the third quarter of 2005, other expenses included unrealized losses in the amount of $39-million primarily related to these AECO basis swaps. At September 30, 2005, accounts payable included $37-million and other liabilities included $2-million representing the fair value of the contracts.
9. INCOME FROM LIQUIDATED DAMAGES
In the third quarter of 2004, an Arbitration Panel awarded the Corporation damages for Union Oil Company of California’s failure to deliver gas under its supply obligations to our Kenai, Alaska nitrogen facility. During the third quarter of 2004, $41-million of income from liquidated damages was recorded related to the award.
10. SUBSEQUENT EVENT
Subsequent to September 30, 2005, the Corporation closed its acquisition of Imperial Oil’s Western Canadian fertilizer distribution assets for total cash consideration of $22-million, subject to closing adjustments. The acquisition will be recorded as at October 12, 2005.
11. SEASONALITY
The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.
12. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited — millions of U.S. dollars)

	Three Months Ended September 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$283	$250	$463	$381	$61	$41	$—	$—	$807	$672
— inter-segment	—	—	27	31	—	6	(27)	(37)	—	—

Total net sales	283	250	490	412	61	47	(27)	(37)	807	672
Cost of product	196	172	333	290	17	13	(27)	(34)	519	441

Gross profit	87	78	157	122	44	34	—	(3)	288	231
Gross profit %	31%	31%	32%	30%	72%	72%	0%	8%	36%	34%

Selling Expenses	$60	$56	$5	$4	$—	$1	$(2)	$(1)	$63	$60

EBITDA (1)	$28	$22	$122	$129	$31	$33	$(17)	$(3)	$164	$181

EBIT (2)	$23	$17	$98	$99	$27	$29	$(19)	$(4)	$129	$141

	Nine Months Ended September 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$975	$895	$1,429	$1,129	$120	$94	$—	$—	$2,524	$2,118
— inter-segment	—	—	89	74	5	10	(94)	(84)	—	—

Total net sales	975	895	1,518	1,203	125	104	(94)	(84)	2,524	2,118
Cost of product	718	652	1,028	862	37	30	(93)	(82)	1,690	1,462

Gross profit	257	243	490	341	88	74	(1)	(2)	834	656
Gross profit %	26%	27%	32%	28%	70%	71%	1%	2%	33%	31%

Selling Expenses	$173	$165	$14	$12	$—	$1	$(3)	$(2)	$184	$176

EBITDA (1)	$84	$78	$422	$296	$73	$71	$(63)	$(29)	$516	$416

EBIT (2)	$71	$64	$341	$209	$61	$60	$(68)	$(34)	$405	$299

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended September 30, 2005
(Unaudited – millions of U.S. dollars)

	2005					2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$129	$38	426	$302	$89	$87	$29	325	$268	$89
Urea	147	47	513	287	92	128	38	579	221	66
Nitrate, Sulphate and Other	57	13	282	202	46	70	13	396	177	33

Total Nitrogen	333	98	1,221	273	80	285	80	1,300	219	62
Phosphate	92	17	315	293	54	79	17	311	254	55
Potash (2)	65	42	394	165	106	48	25	382	126	65

	490	157	1,930	254	81	412	122	1,993	207	61

South America Wholesale (1)	61	44	223	274	197	47	34	191	246	178

Retail (3)
Fertilizers	125	29				119	29
Chemicals	125	36				103	30
Other	33	22				28	19

	283	87				250	78

Other inter-segment eliminations	(27)	—				(37)	(3)

Total	$807	$288				$672	$231

(1)	International nitrogen sales were 583,000 tonnes (2004 – 586,000 tonnes); net sales were $146-million (2004 – $129-million) and gross profit was $89-million (2004 — $72-million).

(2)	International potash sales were 179,000 tonnes (2004 – 173,000 tonnes); net sales were $24-million (2004 – $19-million) and gross profit was $16-million (2004 — $12-million).

(3)	International Retail net sales were $55-million (2004 – $42-million) and gross profit was $9-million (2004 – $8-million).

Schedule 2b
AGRIUM INC.
Product Lines
Nine Months Ended September 30, 2005
(Unaudited – millions of U.S. dollars)

	2005					2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$416	$114	1,381	$301	$83	$297	$88	1,113	$267	$79
Urea	445	145	1,619	275	90	333	81	1,562	213	52
Nitrate, Sulphate and Other	226	59	1,069	211	55	214	52	1,159	185	45

Total Nitrogen	1,087	318	4,069	267	78	844	221	3,834	220	58
Phosphate	233	49	815	286	60	207	47	810	256	58
Potash (2)	198	123	1,264	157	97	152	73	1,331	114	55

	1,518	490	6,148	247	80	1,203	341	5,975	201	57

South America Wholesale (1)	125	88	462	271	190	104	74	485	214	153

Retail (3)
Fertilizers	464	107				445	110
Chemicals	382	90				341	81
Other	129	60				109	52

	975	257				895	243

Other inter-segment eliminations	(94)	(1)				(84)	(2)

Total	$2,524	$834				$2,118	$656

(1)	International nitrogen sales were 1,384,000 tonnes (2004 – 1,444,000 tonnes); net sales were $337-million (2004 – $283-million) and gross profit was $196-million (2004 — $144-million).

(2)	International potash sales were 607,000 tonnes (2004 – 530,000 tonnes); net sales were $78-million (2004 – $49-million) and gross profit was $52-million (2004 — $28-million).

(3)	International Retail net sales were $96-million (2004 – $81-million) and gross profit was $16-million (2004 – $17-million).